FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Jeharajah, Neville J.	2. Issuer Name and Ticker or Trading Symbol Baxter International Inc. BAX		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Corporate Vice President
(Last) (First) (Middle) Baxter International Inc. One Baxter Parkway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/08/2002
(Street) Deerfield, IL 60015		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $1 par value								115,457	D
Common Stock, $1 par value								4294	I	By 401(K)
Common Stock, $1 par value								200	I	By Child #1
Common Stock, $1 par value								200	I	By Child #2
Common Stock, $1 par value								200	I	By Child #3
Common Stock, $1 par value								2,028	I	By Spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Deferred Compensation Plan - Baxter Stock Fund(1)	(2)	11/08/2002		A		57.9(3)		(4)	(5)	Common Stock, $1 par value (6)	57.9(7)	(8)	8089(9)	D

Explanation of Responses:

(1) Reporting person allocated compensation deferred under Baxter's Deferred Compensation Plan ("Plan") to the Baxter Common Stock Fund notional investment alternative. The value of the reporting person's Plan account is based on the performance of the Baxter Common Stock Fund and any other benchmark investment funds selected by the reporting person. Amounts deferred are not actually invested in the Baxter Common Stock Fund or Baxter common stock.
(2) 1-for-1
(3) Equal to the amount of compensation deferred under the Plan on November 8, 2002 allocated to the Baxter Common Stock Fund notional investment alternative, divided by $26.41 which was the closing price of Baxter Common Stock as reported on the New York Stock Exchange on November 8, 2002.
(4) Reporting person's account balance under the Plan is payable in cash after termination of employment or on a future date designated in advance by the reporting person, subject to the terms of the Plan. The reporting person may change investment elections quarterly.
(5) Please see footnote 4.
(6) Please see footnote 1.
(7) Please see footnote 3.
(8) Please see footnote 3.
(9) Equal to the reporting person's Baxter Common Stock Fund account balance as of November 8, 2002, divided by $26.41 which was the closing price of Baxter Common Stock on November 8, 2002, as reported by the New York Stock Exchange.

By: /s/ William M. Link, Attorney-in-Fact for Neville J. Jeharajah **Signature of Reporting Person	11/12/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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